2 April 2013

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 180,000 Reed Elsevier PLC ordinary shares at a price of 793.4715p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 69,558,714 ordinary shares in treasury, and has 1,192,486,714 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier PLC has purchased 12,073,800 shares.

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 115,500 Reed Elsevier NV ordinary shares at a price of €13.4573 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 43,568,906 ordinary shares in treasury, and has 685,340,529 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier NV has purchased 6,955,819 shares.